SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: February 7, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces Issuance of 14th U.S. Patent
- Reovirus Clearance of Ras-Mediated Neoplastic Cells from Mixed Cellular Compositions -
CALGARY, AB — February 7, 2006 - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (“Oncolytics”) has been granted U.S. Patent 6,994,858 entitled “Reovirus Clearance of Ras-Mediated Neoplastic Cells from Mixed Cellular Compositions.” The claims describe methods of using the reovirus ex vivo to eliminate contaminating cancer cells from autologous (harvested from the patient themselves) blood stem cell transplants. The results of a study to purge cancer cells from autologous stem cell preparations using the reovirus were previously published in the March 13, 2003 issue of Blood.
“The results of this study demonstrated that the reovirus may have a role to play in purging contaminating cancer cells from stem cell preparations used for transplants,” said Dr. Matt Coffey, Chief Scientific Officer for Oncolytics. “This patent provides Oncolytics with an important extension of the potential use of the reovirus for the treatment of cancer.”
Hematological (derived from blood) stem cell rescue following high-dose chemotherapy is extensively used clinically for both solid tumours and tumours of the blood. Globally, the number of autologous blood and bone marrow transplants surpasses the number of donor-derived transplants. It has been estimated that as many as 30 per cent of these autologous stem cells transplants are contaminated by cancer cells, and may contribute to clinical relapse of the cancer.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics please visit www.oncolyticsbiotech.com
This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including among others, the Company’s belief as to the importance of the issuance of this patent, the safety and efficacy of the reovirus, the Company’s expectations as to the potential applications of the patented technology and other statements relating to anticipated developments in the Company’s business and technologies, involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext. 226
Fax: 403.283.0858	Fax: 416.815.0080
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com
www.oncolyticsbiotech.com

The Investor Relations Group	RenMark Financial Communications
Damian McIntosh	John Boidman
11 Stone Street, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com